Exhibit 99

[LOGO]
NEWS
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: Wes Martz, 269-278-1715

Kadant Reports 2013 First Quarter Results
Achieves Quarterly Bookings of $90 Million and Raises Guidance for 2013

WESTFORD, Mass., April 29, 2013 – Kadant Inc. (NYSE:KAI) reported its financial results for the first quarter ended March 30, 2013.

First Quarter 2013 Financial Highlights

- GAAP diluted earnings per share (EPS) from continuing operations was $0.47 in the first quarter of 2013, compared to $0.61 in the first quarter of 2012. Guidance was $0.32 to $0.34.

- Bookings were $90 million in the first quarter of 2013, increasing 19% sequentially and 16% compared to the first quarter of 2012. The book-to-bill ratio was 1.18.

- Revenues were $76 million in the quarter, compared to $84 million in the first quarter of 2012. Guidance was $71 to $73 million.

- Gross profit margins were the second highest ever achieved at 47.3% in the first quarter of 2013, compared to 45.6% in the first quarter of 2012.

- Cash flows from continuing operations were $7 million in the first quarter of 2013, increasing significantly from negative cash flows of $4 million in the first quarter of 2012.

- Repurchases of common stock were $1.3 million in the first quarter of 2013.

- First quarterly dividend of $0.125 per share declared in February 2013 to be paid in May 2013.

Management Commentary

"We are off to a better start in 2013 than we had expected," said Jonathan W. Painter, president and chief executive officer of Kadant. "Diluted EPS from continuing operations was $0.47 in the first quarter of 2013, including $0.03 of acquisition costs, and exceeded our guidance of $0.32 to $0.34. This strong performance was driven by a number of factors, including higher revenues in our Fluid-Handling and our Doctoring, Cleaning, & Filtration product lines, as well as excellent gross profit margins.

"Operating income was $7.4 million, or 9.7 percent of revenues, compared to $10.4 million, or 12.4 percent of revenues, in the first quarter of 2012. We were pleased to see operating cash flows from continuing operations of $7.0 million in the first quarter, which is often a weak quarter for cash flows. We ended the quarter in a net cash position, cash less debt, of $51.8 million, up $4.1 million from the end of 2012. We also purchased 50,000 shares of our common stock for $1.3 million in the quarter.

"Bookings were strong in the first quarter of 2013 at $90.3 million, up 16 percent from the first quarter of 2012 and 19 percent sequentially. This increase was due to an excellent performance in our Stock-Preparation product line, particularly in Europe. Our parts and consumables bookings of $55 million in the first quarter of 2013 were the highest level achieved since the first quarter of 2008, increasing 10 percent from the first quarter of 2012 and 17 percent sequentially.

"We have also been working on two small but strategic acquisitions during the quarter. As we announced earlier this month, we completed the acquisition of Companhia Brasileira de Tecnologia Industrial (CBTI), our licensee in Brazil, in April. The addition of CBTI enhances our strategy of expanding our presence in the important South American market. After quarter-end, we also signed an asset purchase agreement with the Noss Group, a leading Sweden-based developer and supplier of high-efficiency cleaners and approach flow systems used in stock preparation in the pulp and paper industry. The Noss products will expand the product offerings of our Stock-Preparation product line, particularly for virgin pulping applications. In addition, the Noss product line will make a significant contribution to our parts and consumables business. We expect to close this acquisition in the second quarter."

First Quarter 2013

Kadant reported revenues of $76.2 million in the first quarter of 2013, a decrease of $7.9 million, or nine percent, compared with $84.1 million in the first quarter of 2012. Revenues for the first quarter of 2013 included a $0.3 million increase from foreign currency translation compared to the first quarter of 2012. Operating income from continuing operations was $7.4 million in the first quarter of 2013 compared to $10.4 million in the first quarter of 2012. Net income from continuing operations was $5.3 million in the first quarter of 2013, or $0.47 per diluted share, compared to $7.1 million, or $0.61 per diluted share, in the first quarter of 2012.

Guidance

"During the second quarter, we expect to realize a gain of approximately $0.10 per diluted share from the sale of a building in China," Mr. Painter continued. "Also for the second quarter and full year, we expect a modest amount of accretion from the operating results of CBTI. Including these items, we expect to achieve GAAP diluted EPS from continuing operations of $0.53 to $0.55 in the second quarter of 2013 on revenues of $79 to $82 million. For the full year, we are increasing our guidance and now expect to achieve GAAP diluted EPS from continuing operations of $2.00 to $2.10 on revenues of $336 to $343 million, revised from our previous guidance of $1.80 to $1.90 on revenues of $320 to $330 million. This guidance does not include any potential restructuring costs from the recent acquisition or the results of the pending Noss acquisition."

Conference Call

Kadant will hold a webcast with a slide presentation for investors on Tuesday, April 30, 2013, at 11 a.m. eastern time to discuss its first quarter performance, as well as future expectations. To access the webcast, including the slideshow and accompanying audio, go to www.kadant.com and click on the "Investors" tab. To listen to the webcast via teleconference, call 877-703-6107 within the U.S., or +1-857-244-7306 outside the U.S. and reference participant passcode 83375884. Prior to the call, our earnings release and the slides used in the webcast presentation will be filed with the Securities and Exchange Commission and will be available at www.sec.gov. An archive of the webcast presentation will be available on our Web site until May 31, 2013.

Shortly after the webcast, Kadant will post its updated general investor presentation incorporating the first quarter results on its Web site at www.kadant.com under the "Investors" tab.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including increases or decreases in revenues excluding the effect of foreign currency translation and earnings before interest, taxes, depreciation, and amortization (EBITDA).

We present increases or decreases in revenues excluding the effect of foreign currency translation to provide investors insight into underlying revenue trends.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our core business, operating results, or future outlook. We believe that the inclusion of such measures helps investors to gain an understanding of our underlying operating performance and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes. We also believe this information is responsive to investors' requests and gives them an additional measure of our performance.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in this press release.

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Financial Highlights (unaudited)
(In thousands, except per share amounts and percentages)

Consolidated Statement of Income	Three Months Ended	
	March 30, 2013	March 31, 2012
Revenues	$ 76,204	$ 84,113
Costs and Operating Expenses:		
Cost of revenues	40,178	45,741
Selling, general, and administrative expenses	26,950	26,143
Research and development expenses	1,704	1,532
Other expense (a)	-	307
	68,832	73,723
Operating Income	7,372	10,390
Interest Income	109	94
Interest Expense	(165)	(209)
Income from Continuing Operations Before Provision		
for Income Taxes	7,316	10,275
Provision for Income Taxes	1,967	3,138
Income from Continuing Operations	5,349	7,137
Loss from Discontinued Operation, Net of Tax	(29)	(61)
Net Income	5,320	7,076
Net Income Attributable to Noncontrolling Interest	(36)	(23)
Net Income Attributable to Kadant	$ 5,284	$ 7,053
Amounts Attributable to Kadant:		
Income from Continuing Operations	$ 5,313	$ 7,114
Loss from Discontinued Operation, Net of Tax	(29)	(61)
Net Income Attributable to Kadant	$ 5,284	$ 7,053
Earnings per Share from Continuing Operations		
Attributable to Kadant:		
Basic	$ 0.48	$ 0.61
Diluted	$ 0.47	$ 0.61
Earnings per Share Attributable to Kadant:		
Basic	$ 0.47	$ 0.61
Diluted	$ 0.47	$ 0.60
Weighted Average Shares:		
Basic	11,163	11,653
Diluted	11,267	11,729

Revenues by Product Line	Three Months Ended		Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (b,c)
	March 30, 2013	March 31, 2012		
Doctoring, Cleaning, & Filtration (d)	$ 25,862	$ 25,065	$ 797	$ 548
Fluid-Handling	23,533	22,368	1,165	1,246
Stock-Preparation	23,002	32,717	(9,715)	(9,814)
Papermaking Systems Segment	72,397	80,150	(7,753)	(8,020)
Fiber-based Products	3,807	3,963	(156)	(156)
	$ 76,204	$ 84,113	$ (7,909)	$ (8,176)

Sequential Revenues by Product Line	Three Months Ended		Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (b,c)
	March 30, 2013	Dec. 29, 2012		
Doctoring, Cleaning, & Filtration	$ 25,862	$ 24,787	$ 1,075	$ 1,030
Fluid-Handling	23,533	22,848	685	488
Stock-Preparation	23,002	28,069	(5,067)	(5,235)
Papermaking Systems Segment	72,397	75,704	(3,307)	(3,717)
Fiber-based Products	3,807	2,351	1,456	1,456
	$ 76,204	$ 78,055	$ (1,851)	$ (2,261)

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Revenues by Geography (e)		Three Months Ended				Decrease		Decrease Excluding Effect of Currency Translation (b,c)
		March 30, 2013		March 31, 2012				
North America	$	38,878	$	39,699	$	(821)	$	(870)
Europe		17,573		19,040		(1,467)		(1,672)
China		11,228		11,893		(665)		(823)
South America		4,191		5,794		(1,603)		(1,458)
Other		4,334		7,687		(3,353)		(3,353)
	$	76,204	$	84,113	$	(7,909)	$	(8,176)

Sequential Revenues by Geography (e)		Three Months Ended				Increase (Decrease)		Increase (Decrease) Excluding Effect of Currency Translation (b,c)
		March 30, 2013		Dec. 29, 2012				
North America	$	38,878	$	37,287	$	1,591	$	1,604
Europe		17,573		15,978		1,595		1,353
China		11,228		12,521		(1,293)		(1,396)
South America		4,191		8,987		(4,796)		(4,874)
Other		4,334		3,282		1,052		1,052
	$	76,204	$	78,055	$	(1,851)	$	(2,261)

Business Segment Information		Three Months Ended		
		March 30, 2013		March 31, 2012
Gross Profit Margin:				
Papermaking Systems		46.9%		45.1%
Fiber-based Products		54.7%		56.3%
		47.3%		45.6%
Operating Income:				
Papermaking Systems	$	9,944	$	12,104
Corporate and Fiber-based Products		(2,572)		(1,714)
	$	7,372	$	10,390
Bookings from Continuing Operations:				
Papermaking Systems	$	85,628	$	74,218
Fiber-based Products		4,654		3,376
	$	90,282	$	77,594
Capital Expenditures from Continuing Operations:				
Papermaking Systems	$	1,172	$	258
Corporate and Fiber-based Products		6		-
	$	1,178	$	258

Cash Flow and Other Data from Continuing Operations		Three Months Ended		
		March 30, 2013		March 31, 2012
Cash Provided by (Used In) Operations	$	6,981	$	(4,026)
Depreciation and Amortization Expense		1,953		2,243

Balance Sheet Data		March 30, 2013		Dec. 29, 2012
Assets				
Cash and Cash Equivalents	$	58,402	$	54,553
Accounts Receivable, net		57,902		59,359
Inventories		42,349		42,077
Unbilled Contract Costs and Fees		3,382		2,800
Other Current Assets		20,378		16,804
Property, Plant and Equipment, net		37,711		39,168
Intangible Assets		25,150		26,095
Goodwill		106,153		107,947
Other Assets		9,831		10,145
	$	361,258	$	358,948
Liabilities and Stockholders' Equity				
Accounts Payable	$	22,883	$	23,124
Short- and Long-term Debt		6,625		6,875
Other Liabilities		81,555		78,982
Total Liabilities		111,063		108,981
Stockholders' Equity		250,195		249,967
	$	361,258	$	358,948

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EBITDA Reconciliation		Three Months Ended		
		March 30, 2013		March 31, 2012
Consolidated				
Net Income Attributable to Kadant	$	5,284	$	7,053
Net Income Attributable to Noncontrolling Interest		36		23
Loss from Discontinued Operation, Net of Tax		29		61
Provision for Income Taxes		1,967		3,138
Interest Expense, net		56		115
Operating Income		7,372		10,390
Depreciation and Amortization		1,953		2,243
EBITDA (c)	$	9,325	$	12,633
Papermaking Systems				
Operating Income	$	9,944	$	12,104
Depreciation and Amortization		1,835		2,124
EBITDA (c)	$	11,779	$	14,228
Corporate and Fiber-based Products				
Operating Loss	$	(2,572)	$	(1,714)
Depreciation and Amortization		118		119
EBITDA (c)	$	(2,454)	$	(1,595)

(a)   Represents accelerated depreciation in the three-month period ended March 31, 2012 associated with the disposal of equipment in China related to a facility consolidation.

(b)   Represents the increase (decrease) resulting from the conversion of current period amounts reported in local currencies into U.S. dollars at the exchange rate of the prior period compared to the U.S. dollar amount reported in the prior period.

(c)   Represents a non-GAAP financial measure.

(d)   This product line was formerly presented separately as doctoring, water-management, and other product lines. Prior period amounts have been recast to conform to the current presentation.

(e)   Geographic revenues are attributed to regions based on customer location.

About Kadant

Kadant Inc. is a leading supplier to the global pulp and paper industry. Our stock-preparation; fluid-handling; and doctoring, cleaning, and filtration products are designed to increase efficiency and improve quality in pulp and paper production. Many of our products, particularly in our Fluid-Handling product line, are also used to optimize production in other process industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $332 million in 2012 and 1,600 employees in 17 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, economic and industry outlook, and anticipated transactions. The pending building sale in China and the acquisition of the assets of the Noss Group are subject to the satisfaction of certain conditions and there can be no assurance that we will complete these transactions or that we will complete either of these transactions in the timeframe or based on the terms indicated in the agreements. Our actual results may differ materially from these forward-looking statements as a result of various important factors, including those set forth under the heading "Risk Factors" in Kadant's annual report on Form 10-K for the year ended December 29, 2012. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; commodity and component price increases or shortages; international sales and operations; fluctuations in our exchange rates; competition; soundness of suppliers and customers; our effective tax rate; future restructurings; soundness of financial institutions; our debt obligations; restrictions in our credit agreement; our acquisition strategy; protection of patents and proprietary rights; failure of our information systems or breaches of data security; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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